Exhibit 12.01

Caraustar Industries, Inc.

Exhibit 12.01 For the Periods Presented

(dollars in thousands)

As of December 31, 2008

	2004	2005		2006	2007	2008
Earnings:
Income (Loss) from continuing operations before income taxes, minority interest, reversal of loss on discontinued operations, and cumulative effect of accounting changes	$(32,766)	$(161,693)		$74,317	$(28,100)	$(121,343)
Plus distributed income of equity investees	20,250	39,500		8,000	4,000	5,645
Fixed charges	51,912	51,481		33,808	25,213	22,494
Less capitalized interest expense	—	—		—	—	—

Earnings	$39,396	$(70,712)		$116,125	$1,113	$(93,204)

Fixed charges:
Interest expense	$46,214	$46,768		$29,184	$21,984	$18,813
Amortization of debt issuance costs	(876)	(997)		(1,161)	(1,114)	(1,187)
Estimate of the interest cost within rental expense	6,574	5,710		5,083	4,343	4,868
Capitalized interest expense	—	—		702	—	—

Fixed charges	$51,912	$51,481		$33,808	$25,213	$22,494

Ratio of earnings to fixed charges	0.76	(1.37	)(1)	3.43	0.04	(4.14)

Shortfall of 1 to 1 ratio	(12,516)	(122,193)		82,317	(24,100)	(115,698)

(1)	The 2008, 2007, 2005 AND 2004 earnings were inadequate to cover fixed charges. The cover deficiency was $115.7 million, $24.1 million, $122.2 million and 12.5 million, respectively.